FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

Exhibit Title	Document Name
News Releases 2007 2nd quarter to May 16, 2007	NR07q2
News Releases 2007 1st quarter	NR07q1
News Releases 2006 4th quarter	NR06q4
News Releases 2006 3rd quarter	NR06q3
News Releases 2006 2nd quarter	NR06q2
News Releases 2006 1st quarter	NR06q1
News Releases 2005	NR05
News Releases 2004	NR04
News Releases 2003 from June 18, 2003	NR03

Shareholder Rights Plan dated April 30, 2005	SRP1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 25, 2007
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer